

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2025

Michael Cloonan
President and Chief Executive Officer
Sionna Therapeutics, Inc.
21 Hickory Drive, Suite 500
Waltham, MA 02451

> **Re: Sionna Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Exhibit Nos. 10.8, 10.9 and 10.10**
> **Submitted September 12, 2024**
> **CIK No. 0002036042**

Dear Michael Cloonan:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance